Exhibit 99.1

Sun Life Financial to Acquire U.S. Employee Benefits business of Assurant

Will add capabilities and scale to create a leader in U.S. group benefits and accelerate growth in U.S. strategic pillar

TORONTO, and WELLESLEY, MA, Sept. 9, 2015 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced an agreement with Assurant, Inc. (Assurant) (NYSE: AIZ) to acquire Assurant's Employee Benefits business for a net investment of US$975 million.1 The transaction will create the sixth largest group benefits business in the U.S., with the combined business having one of the broadest product portfolios in the industry.

"The acquisition of the Assurant Employee Benefits business is directly on strategy, accelerating the growth of our U.S. Group Benefits business and expanding the scope of our benefits business in North America," said Dean Connor, President and Chief Executive Officer of Sun Life Financial. "The transaction is another example of how we are deploying capital effectively across all four pillars of growth to create long-term value for shareholders of Sun Life Financial."

The transaction will add significant new capabilities to the Sun Life U.S. Group Benefits business, including a strong Dental business with the second largest proprietary provider network in the U.S. The transaction also includes a successful Group Life and Disability business, and adds strong Voluntary products and capabilities, Vision products and unique client technology. Also included is the Disability RMS business, which is the leader in partnering with other insurers to offer Disability products.2

The transaction will significantly increase the size and scale of the Sun Life U.S. Group Benefits business, growing business in-force by more than 50% to approximately US$4 billion3, strengthening the company's partnerships with brokers and private exchanges and supporting investments in technology and distribution.

"This combination will enable us to offer one of the broadest arrays of employee benefits products in the market to our customers. Our portfolio will include leading capabilities in the Group Life and Disability, Dental and Vision, Stop Loss and Voluntary categories. Our increased size will also support future investments as we continue to grow our U.S. business." said Dan Fishbein, MD, President of Sun Life Financial U.S. "We're bringing together some of the top talent and capabilities in the industry."

Upon closing, Sun Life Financial U.S. will provide protection through approximately 64,000 employers in small, medium and large workplaces. The combined U.S. Group Benefits business will operate in multiple sites, including Sun Life Financial's U.S. headquarters in Wellesley, Massachusetts and Assurant Employee Benefits' main office in Kansas City, Missouri.

"The employee benefits business is well-positioned to succeed as a valuable asset to Sun Life Financial as they strengthen their position as a leader in group insurance and voluntary benefits in the United States. We will work closely with the Sun Life team to ensure a smooth and orderly transition for our brokers, customers and employees," said Alan B. Colberg, President and Chief Executive Officer of Assurant, Inc.

"Assurant Employee Benefits' success has been driven by their talented employees, and we look forward to welcoming them to the Sun Life team," said Fishbein. "This transaction will allow us to grow profitably and bring value to our customers, partners, distributors, employees and the communities we serve. It will be business as usual until the close of the transaction, and we will work closely with Assurant Employee Benefits to ensure the smoothest possible transition for employees and seamless service for customers."

The acquisition will be effected through reinsurance agreements, asset transfers and the direct purchase of certain legal entities. Excluding transaction and integration costs, the acquisition is expected to be immediately accretive, adding $0.08 per share to earnings and 30 basis points to Sun Life Financial Inc.'s return on equity on an annualized basis for 2016 and an estimated $0.17 per share to earnings in 20194. The transaction is expected to close by the end of Q1 2016, subject to regulatory approvals and customary closing conditions. The acquisition will be financed using a combination of cash and subordinated debt issued by Sun Life Financial Inc. Sun Life Assurance Company of Canada expects to maintain a strong capital position at close, which includes an estimated net reduction in its Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 3 points as a result of this transaction.

Morgan Stanley & Co. LLC served as financial advisor and Debevoise & Plimpton LLP as legal advisor to Sun Life.

Slides related to this announcement are available at sunlife.com

1. The acquiring entity is Sun Life Assurance Company of Canada, a subsidiary of Sun Life Financial Inc. Net investment defined as ceding commission and acquisition of direct subsidiaries plus capital required to support the acquired business less the present value of net tax deductions on the ceding commission.

2. The legal entity being purchased is Disability Reinsurance Management Services, Inc., which is the leading provider in the U.S. of turnkey disability risk management products and services based on reported premiums for the year ended December 31, 2014.

3. Pro forma combined business in-force as at December 31, 2014.

4. See "Use of Non-IFRS Financial Measures" below.

Analyst Call
A conference call is scheduled to take place on September 10, 2015, at 8:00 a.m. (ET), followed by a brief question and answer period with analysts. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Presentations for Investors under Investors approximately 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until September 10, 2016. The conference call can also be accessed by phone by dialing (617) 826-1698  (International) or  (844) 862-1432 (Toll free North America). The conference PIN code is 296536.

Use of Non-IFRS Financial Measures
This news release includes certain forward-looking financial information using non-IFRS financial measures including estimated accretion to earnings per share and return on equity, as we believe that these measures provide information that is useful to investors in understanding our expected performance. Estimated accretion to earnings per share and return on equity are calculated by excluding estimated transaction and integration costs from estimated net income.

Forward-Looking Statements
Certain statements in this news release are forward-looking, including, but are not limited to, (1) the anticipated timing of the closing of the transaction, (2) statements relating to our growth strategies, strategic goals, financial objectives, future results of operations, business in-force, earnings per share and return on equity, (3) the growth prospects of  our U.S. employee benefits business, (4) the expected impact on the Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada,(5) the expected source of funding, and (6) other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may also include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including the assumption that the transaction will be completed. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

The forward-looking statements contained in this news release describe our expectations, estimates and projected future events as at the date of this news release. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

Risks

Important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks.

The following are transactional risk factors that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to the transaction to execute the transaction as planned, including the separation and integration of the transferred assets, (2) failure of the parties to obtain necessary consents and approvals as required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all, (3) our ability to realize the financial and strategic benefits of the transaction, (4) failure to effectively or efficiently restructure and reorganize our U.S. employee benefits business  after the transaction has closed, and (5) the impact of the announcement of the transaction and the dedication of our resources to the completion of the transaction and the effect of the transaction on our continuing operations in the U.S. These risks all could have an impact on our business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on the current and future operations, financial conditions and prospects of Sun Life Financial.

In addition, any of the following risks could have a material adverse effect on our forward-looking statements and additional information about each of these risks is provided in Sun Life Financial's annual information form for the year ended December 31, 2014 (our "AIF") under the heading "Risk Factors": business risks - economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company's joint ventures; the impact of competition; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company's capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit and liquidity risks - the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks related to market liquidity; insurance risks - risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost and effectiveness of reinsurance; operational risks - breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations and third-party policies.

Our AIF and other regulatory filings filed or furnished to Canadian and U.S. securities regulators are available at www.sedar.com and www.sec.gov.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
T. 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

U.S. Media Relations Contacts:
Amanda Gallo
Associate Director
Public Relations
T. 781-446-1264
amanda.gallo@sunlife.com

Devon Portney Fernald
Publicist
Public Relations
T. 781-416-7151
devon.portney.fernald@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:00e 09-SEP-15